Exhibit 99.1

PAN AMERICAN SILVER REPORTS EXCEPTIONAL EXPLORATION
RESULTS AT ITS LA COLORADA MINE

Drilling of the NC2 Vein Returns Multi-Kilogram Silver Intercepts

Vancouver, B.C. – January 07, 2010 – Pan American Silver Corp. (“Pan American”) (NASDAQ: PAAS; TSX: PAA) is pleased to provide an update on its continuing underground exploration drilling program at the La Colorada mine, located in the State of Zacatecas, Mexico.

In 2009, exploration at La Colorada discovered a major vertical extension of the NC2 vein, which is a primary source of sulphide ore production at the mine.  Diamond drilling has confirmed that the high grade NC2 vein which has a known strike length of 770 meters, continues at least 200 meters below the current mining areas. In addition, drilling also discovered the NC3 vein and several high grade mantos.

The newly discovered extension of NC2 has an average true width of 4.5 meters with a minimum of 0.90 meters and a maximum of 12.75 meters.  Silver grades average over 600 g/t with the highest grade intersect yielding more than 2,000 g/t Ag over 6.65 meters (Drill hole U-87-09).  Although narrower, silver grades in the newly discovered mantos and the NC3 structure were even higher at 3,900 g/t Ag and 4,500 g/t Ag, respectively.

Commenting on the results, Michael Steinmann, Executive Vice President of Geology and Exploration indicated: “These are exceptional results confirming that the sulphide mineralization continues at depth at La Colorada.  These are some of the widest and highest grades veins encountered at the mine and the extension of this zone will substantially increase the mine’s sulphide resources.  I am looking forward to exploring the structure even further down dip in 2010.”

The 2009 program which consisted of over 8,900 meters of diamond drilling in 38 holes, tested 350 meters of the total strike length of NC2.  Drill spacing varied between 15 to 50 meters with tighter spacing at the East and West extremities.  Vein and manto intersects for all the drill holes are shown in the table below.

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DRILL HOLE	STRUCTURE	TRUE WIDTH	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
U-04-09	NC2	2.38	68	0.000	0.92	2.34
U-06-09	NC2	2.45	806	0.700	3.45	7.56
U-07-09	NC2	7.28	683	0.200	5.54	9.39
U-10-09	NC2	3.02	210	0.000	1.06	1.72
U-11-09	NC2	4.46	428	0.230	1.79	5.46
U-13-09	NC2	2.45	389	0.070	1.18	2.99
U-14-09	NC2	5.83	1,393	0.570	3.01	10.60
U-16-09	NC2	8.44	765	0.729	11.86	9.50
U-18-09	NC2	3.89	1,548	0.555	4.50	14.34
U-41-09	NC2	3.67	533	0.852	5.71	8.73
U-47-09	NC2	5.32	466	0.356	4.51	9.02
U-51-09	NC2	2.30	294	0.112	1.01	2.16
U-55-09	NC2	5.39	157	0.142	1.95	4.64
U-57-09	NC2	4.09	303	0.537	3.68	6.69
U-62-09	NC2	7.33	384	1.800	6.92	10.68
U-67-09	NC2	3.05	61	0.126	0.39	0.80
U-70-09	NC2	7.39	1,265	0.510	6.76	13.55
U-73-09	NC2	2.46	173	0.421	0.48	0.92
U-74-09	NC2	5.51	254	0.165	5.74	8.44
U-79-09	NC2	1.30	570	1.600	1.99	5.73
U-87-09	NC2	6.65	2,021	1.528	6.99	9.21
U-89-09	NC2	3.64	382	0.617	3.92	11.76
U-92-09	NC2	0.90	755	0.180	1.61	4.32
U-97-09	NC2	2.54	1,864	0.546	2.51	7.20
U-99-09	NC2	1.93	304	0.096	0.53	1.76
U-101-09	NC2	4.63	1,793	0.614	3.69	10.59
U-103-09	NC2	4.51	125	0.169	0.64	4.94
U-104-09	NC2	4.31	1,091	0.270	1.01	1.11
U-105-09	NC2	4.23	524	0.180	2.75	6.02
U-106-09	NC2	2.27	671	0.365	2.29	3.75
U-109-09	NC2	12.75	284	0.288	0.77	1.86
U-111-09	NC2	7.34	478	0.534	3.32	6.24

DRILL HOLE	STRUCTURE	TRUE WIDTH	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
U-04-09	Manto	0.95	2,022	0.030	0.32	1.00
U-11-09	Manto	0.43	2,016	0.190	2.07	2.27
U-11-09	Manto	0.11	1,415	0.300	3.60	4.70
U-14-09	Manto	0.25	3,587	5.070	4.71	3.09
U-14-09	Manto	0.19	3,109	0.140	2.08	7.10
U-16-09	Manto	1.92	2,170	0.963	2.96	6.18
U-16-09	Manto	0.65	3,900	0.720	4.79	11.82
U-16-09	Manto	0.40	233	0.290	0.68	1.41
U-16-09	Manto	0.30	2,735	0.340	3.08	4.54
U-18-09	Manto	1.05	733	0.227	1.15	1.12

U-18-09	Manto	0.55	331	0.040	0.18	3.18
U-87-09	Manto	9.85	265	0.188	2.04	2.58
U-87-09	Manto	4.40	557	0.736	4.29	10.17
U-89-09	Manto	4.15	105	0.082	0.45	0.97
U-99-09	Manto	3.75	70	0.050	0.43	0.96
U-99-09	Manto	1.20	174	0.050	0.82	1.19
U-101-09	Manto	0.30	2,079	4.400	2.81	10.10
U-101-09	Manto	0.65	312	2.610	2.39	3.73
U-101-09	Manto	0.50	620	0.120	2.48	3.39
U-101-09	Manto	0.30	1,134	0.200	2.61	7.30
U-106-09	Manto	1.50	415	0.500	1.29	3.04
U-106-09	Manto	0.20	1,204	0.820	3.03	7.40

DRILL HOLE	STRUCTURE	TRUE WIDTH	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
U-12-09	NC3	4.35	755	0.256	1.90	2.58
U-13-09	NC3	1.09	980	1.099	1.17	2.45
U-14-09	NC3	1.48	4,562	4.516	5.49	13.34
U-45-09	NC3	0.57	2,781	6.310	1.36	1.01
U-49-09	NC3	2.66	141	0.160	0.68	1.07
U-54-09	NC3	0.50	137	0.320	0.78	1.57
U-56-09	NC3	0.40	473	0.320	1.15	2.09
U-58-09	NC3	3.14	12	0.090	0.15	0.07

Technical information contained in this news release has been prepared or reviewed by Michael Steinmann, P.Geo., EVP Geology & Exploration, who is the Company’s Qualified Person for the purposes of NI 43-101.  All sample preparation and analyses are done on site, and the operation maintains chain of custody throughout the sampling, sample preparation, and analytical processes.  The La Colorada lab is using fire assay for gold and silver on a ten gram charge with a gravimetric finish.  Base metals are assayed using acid digestion and AA determination.

The QA/QC program at La Colorada includes the submission of tertiary lab check assays on 2-5% of the samples and 1-2% of check samples.  All of the drilling, sampling and QA/QC programs were conducted under the direct supervision of Pan American’s geology staff.

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company has eight mining operations in Mexico, Peru, Argentina and Bolivia.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
THIS NEWS RELEASE CONTAINS “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF THE UNITED STATES “PRIVATE SECURITIES LITIGATION REFORM ACT” OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION EXPRESS, AS AT THE DATE OF THIS NEWS RELEASE, THE COMPANY’S PLANS, ESTIMATES, FORECASTS, PROJECTIONS, EXPECTATIONS, OR BELIEFS AS TO FUTURE EVENTS OR RESULTS AND THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION TO, UPDATE SUCH STATEMENTS CONTAINING THE FORWARD-LOOKING INFORMATION. GENERALLY, FORWARD-LOOKING INFORMATION CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “PLANS”, “PROJECTS” OR “PROJECTED”, “EXPECTS” OR “DOES NOT EXPECT”, “IS EXPECTED”, “ESTIMATES”, “FORECASTS”, “SCHEDULED”, “INTENDS”, “ANTICIPATES” OR “DOES NOT ANTICIPATE”, OR “BELIEVES”, OR VARIATIONS OF SUCH WORDS AND PHRASES, OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS “MAY”, “CAN”, “COULD”, “WOULD”, “MIGHT” OR “WILL BE TAKEN”, “OCCUR” OR “BE ACHIEVED”. STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INCLUDE, BUT ARE NOT LIMITED TO, STATEMENTS WITH RESPECT TO THE EXPECTED RESULTS FROM EXPLORATION ACTIVITIES, THE ECONOMIC VIABILITY OF THE DEVELOPMENT OF NEWLY DISCOVERED ORE BODIES, THE ESTIMATION OF MINERAL RESERVES AND RESOURCES, FUTURE PRODUCTION LEVELS, THE ADEQUACY OF CAPITAL OR THE REQUIREMENTS FOR ADDITIONAL CAPITAL, EXPECTATIONS REGARDING FUTURE SILVER PRICES, AND PAN AMERICAN SILVER’S COMMITMENT TO, AND PLANS FOR DEVELOPING, NEWLY DISCOVERED AND EXISTING MINERALIZED STRUCTURES.

STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS OF PAN AMERICAN SILVER AND ITS OPERATIONS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY SUCH STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, RISKS RELATED TO TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS, CHANGES IN LOCAL GOVERNMENT LEGISLATION, TAXATION OR THE POLITICAL OR ECONOMIC ENVIRONMENT, THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC FACTORS, FUTURE PRICES OF SILVER, GOLD AND BASE METALS, INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR RISING COSTS, UNPREDICTABLE RISKS AND HAZARDS RELATING TO THE OPERATION AND DEVELOPMENT OF OUR MINES OR PROPERTIES, THE SPECULATIVE NATURE OF EXPLORATION AND DEVELOPMENT, FLUCTUATIONS IN THE PRICE FOR NATURAL GAS, FUEL OIL AND OTHER KEY SUPPLIES, AS WELL AS THOSE FACTORS DESCRIBED IN THE SECTION “RISK RELATED TO PAN AMERICAN’S BUSINESS” CONTAINED IN THE COMPANY’S MOST RECENT FORM 40F/ANNUAL INFORMATION FORM FILED WITH THE SEC AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS TO BE MATERIALLY DIFFERENT FROM THOSE ANTICIPATED, DESCRIBED, ESTIMATED, ASSESSED OR INTENDED. THERE CAN BE NO ASSURANCE THAT ANY STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION WILL PROVE TO BE ACCURATE AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ACCORDINGLY, READERS SHOULD NOT PLACE UNDUE RELIANCE ON STATEMENTS CONTAINING FORWARD-LOOKING INFORMATION.

Complete drill results of the 2009 drilling program at La Colorada are as follows:

DRILL HOLE	STRUCTURE	TRUE WIDTH	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
U-04-09	NC2	2.38	68	0.000	0.92	2.34
U-06-09	NC2	2.45	806	0.700	3.45	7.56
U-07-09	NC2	7.28	683	0.200	5.54	9.39
U-10-09	NC2	3.02	210	0.000	1.06	1.72
U-11-09	NC2	4.46	428	0.230	1.79	5.46
U-13-09	NC2	2.45	389	0.070	1.18	2.99
U-14-09	NC2	5.83	1,393	0.570	3.01	10.60
U-16-09	NC2	8.44	765	0.729	11.86	9.50
U-18-09	NC2	3.89	1,548	0.555	4.50	14.34
U-41-09	NC2	3.67	533	0.852	5.71	8.73
U-47-09	NC2	5.32	466	0.356	4.51	9.02
U-51-09	NC2	2.30	294	0.112	1.01	2.16
U-55-09	NC2	5.39	157	0.142	1.95	4.64
U-57-09	NC2	4.09	303	0.537	3.68	6.69
U-62-09	NC2	7.33	384	1.800	6.92	10.68
U-67-09	NC2	3.05	61	0.126	0.39	0.80
U-70-09	NC2	7.39	1,265	0.510	6.76	13.55
U-73-09	NC2	2.46	173	0.421	0.48	0.92
U-74-09	NC2	5.51	254	0.165	5.74	8.44
U-79-09	NC2	1.30	570	1.600	1.99	5.73
U-87-09	NC2	6.65	2,021	1.528	6.99	9.21
U-89-09	NC2	3.64	382	0.617	3.92	11.76
U-92-09	NC2	0.90	755	0.180	1.61	4.32
U-97-09	NC2	2.54	1,864	0.546	2.51	7.20
U-99-09	NC2	1.93	304	0.096	0.53	1.76
U-101-09	NC2	4.63	1,793	0.614	3.69	10.59
U-103-09	NC2	4.51	125	0.169	0.64	4.94
U-104-09	NC2	4.31	1,091	0.270	1.01	1.11
U-105-09	NC2	4.23	524	0.180	2.75	6.02
U-106-09	NC2	2.27	671	0.365	2.29	3.75
U-109-09	NC2	12.75	284	0.288	0.77	1.86
U-111-09	NC2	7.34	478	0.534	3.32	6.24

DRILL HOLE	STRUCTURE	TRUE WIDTH	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
U-04-09	Manto	0.95	2,022	0.030	0.32	1.00
U-11-09	Manto	0.43	2,016	0.190	2.07	2.27
U-11-09	Manto	0.11	1,415	0.300	3.60	4.70
U-14-09	Manto	0.25	3,587	5.070	4.71	3.09
U-14-09	Manto	0.19	3,109	0.140	2.08	7.10
U-16-09	Manto	1.92	2,170	0.963	2.96	6.18
U-16-09	Manto	0.65	3,900	0.720	4.79	11.82
U-16-09	Manto	0.40	233	0.290	0.68	1.41
U-16-09	Manto	0.30	2,735	0.340	3.08	4.54
U-18-09	Manto	1.05	733	0.227	1.15	1.12
U-18-09	Manto	0.55	331	0.040	0.18	3.18
U-87-09	Manto	9.85	265	0.188	2.04	2.58
U-87-09	Manto	4.40	557	0.736	4.29	10.17
U-89-09	Manto	4.15	105	0.082	0.45	0.97
U-99-09	Manto	3.75	70	0.050	0.43	0.96
U-99-09	Manto	1.20	174	0.050	0.82	1.19
U-101-09	Manto	0.30	2,079	4.400	2.81	10.10
U-101-09	Manto	0.65	312	2.610	2.39	3.73
U-101-09	Manto	0.50	620	0.120	2.48	3.39
U-101-09	Manto	0.30	1,134	0.200	2.61	7.30
U-106-09	Manto	1.50	415	0.500	1.29	3.04
U-106-09	Manto	0.20	1,204	0.820	3.03	7.40

DRILL HOLE	STRUCTURE	TRUE WIDTH	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
U-12-09	NC3	4.35	755	0.256	1.90	2.58
U-13-09	NC3	1.09	980	1.099	1.17	2.45
U-14-09	NC3	1.48	4,562	4.516	5.49	13.34
U-45-09	NC3	0.57	2,781	6.310	1.36	1.01
U-49-09	NC3	2.66	141	0.160	0.68	1.07
U-54-09	NC3	0.50	137	0.320	0.78	1.57
U-56-09	NC3	0.40	473	0.320	1.15	2.09
U-58-09	NC3	3.14	12	0.090	0.15	0.07